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                               August 25, 2020

       Donald Wenner
       President, DLP PNF Manager LLC
       DLP Positive Note Fund LLC
       605 Palencia Club Drive
       St. Augustine, FL 32095

                                                        Re: DLP Positive Note
Fund LLC
                                                            Amendment No. 5 to
                                                            Offering Statement
on Form 1-A
                                                            Filed August 19,
2020
                                                            File No. 024-11180

       Dear Mr. Wenner:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Prelimianry Offering Circular dated August 18, 2020

       Risk Factors, page 14

   1. We note your revised disclosure in response to comment 1. Please clarify whether and which courts in Florida
will be the exclusive forum for claims arising under the federal securities laws, under
the subscription agreements and operating agreement. Please also state that there is
uncertainty as to whether a court would enforce such provision. If the provision applies to
Securities Act claims, please also state that investors cannot waive compliance with the
federal securities laws and the rules and regulations thereunder. In that regard, we note
that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state
courts over all suits brought to enforce any duty or liability created by the Securities Act or
the rules and regulations thereunder.
 Donald Wenner
DLP Positive Note Fund LLC
August 25, 2020
Page 2

       You may contact Jorge Bonilla at 202-551-3414 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                          Sincerely,
FirstName LastNameDonald Wenner
                                                          Division of
Corporation Finance
Comapany NameDLP Positive Note Fund LLC
                                                          Office of Real Estate
& Construction
August 25, 2020 Page 2
cc:       Ira Levine, Esq.
FirstName LastName